23(d)(1)c
Amendment to Investment Advisory Agreement dated August 1, 2009

TRANSAMERICA SERIES TRUST
AMENDMENT TO INVESTMENT ADVISORY AGREEMENT
          THIS AMENDMENT is made as of August 1, 2009 to the Investment Advisory Agreement dated as of January 1, 1997, as amended (the “Agreement”), between Transamerica Series Trust and Transamerica Asset Management, Inc. In consideration of the mutual covenants contained therein, the parties agree as follows:
          Compensation
Any reference to compensation of Transamerica Asset Management, Inc. by Transamerica MFS High Yield VP is now revised to reflect the following Advisory Fees:
0.715% of the first $250 million of average daily net assets; 0.71% over $250 million up to $750 million of average daily net assets; 0.68% over $750 million up to $1 billion of average daily net assets; and 0.67% of average daily net assets over $1 billion
Any reference to compensation of Transamerica Asset Management, Inc. by Transamerica MFS International Equity VP is now revised to reflect the following Advisory Fees:
0.90% of the first $250 million of average daily net assets; 0.875% over $250 million up to $500 million of average daily net assets; 0.85% over $500 million up to $1 billion of average daily net assets; and 0.80% of average daily net assets over $1 billion
          In all other respects, the Investment Advisory Agreement dated as of January 1, 1997, as amended, is confirmed and remains in full force and effect. The parties hereto have caused this amendment to be executed as of August 1, 2009.

TRANSAMERICA SERIES TRUST

By:	/s/ Christopher A. Staples

Name: Christopher A. Staples
Title: Vice President
Date: August 1, 2009

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher

Name: Dennis P. Gallagher
Title: Senior Vice President, General Counsel and Secretary
Date: August 1, 2009